SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36159; File No. 813-00400

The Goldman Sachs Group, Inc.

May 18, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order under sections 6(b) and 6(e) of the Investment Company
Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except sections 9,
17, 30, 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations").
With respect to sections 17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h)
of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicant requests a
limited exemption as set forth in the application.

Summary of Application: Applicant requests an order to exempt certain limited partnerships,
limited liability companies, business trusts or other entities ("Funds") organized primarily for the
benefit of eligible employees of The Goldman Sachs Group, Inc. and its affiliates from certain
provisions of the Act. Each Fund will be an "employees' securities company" within the
meaning of section 2(a)(13) of the Act.

Applicant: The Goldman Sachs Group, Inc.

Filing Dates: The application was filed on June 7, 2021 and amended on December 1, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a
copy of the request by email, if an email address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on June 12, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicant: David Plutzer; Goldman Sachs & Co. LLC; david.plutzer@gs.com and Lawrence N. Barshay; Fried, Frank, Harris, Shriver & Jacobson LLP; lawrence.barshay@friedfrank.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicant's representations, legal analysis, and conditions, please refer to Applicant's amended application, filed December 1, 2021, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at,

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of

Investor Education and Assistance at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.